モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP

ITO & MITOMI

(REGISTERED [redacted])

SAN FRANCISCO
LOS ANGELES
DENVER
PALO ALTO
WALNUT CREEK
SACRAMENTO
CENTURY CITY
ORANGE COUNTY
SAN DIEGO

NEW YORK
WASHINGTON, D.C.
NORTHERN VIRGINIA
LONDON
BRUSSELS
BEIJING
HONG KONG
SINGAPORE
TOKYO

02060581

02 DEC 13 AM 9:30

December 12, 2002

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw
12/18

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

<u>15th Term Interim Report for the Period from April 1, 2002 to September 30, 2002 (the "Interim Report")</u>. The Company distributed the Interim Report to its shareholders starting on November 29, 2002. A brief description of the contents of the Interim Report is attached hereto as <u>Exhibit A</u>.

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Samoa Watanabe

Samoa Watanabe

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Chuck Comey

EXHIBIT A

15th Term Interim Report for the Period from April 1, 2002 to September 30, 2002 (the "Interim Report")

The Interim Report includes the following information relating to the Company:*

1. Charts highlighting the business performance of the Company and its consolidated subsidiaries (together, the "Fsas Group") during the period from April 1, 2002 to September 30, 2002 (the "Interim Period") and the three previous terms, including information on net sales, operating income, recurring profit, net income, total assets, shareholders' equity and shareholders' equity ratio.

2. A message from Akira Kuwahara, Chairman and CEO, and Tatsuhiko Ohtaki, President, of the Company, including a summary of the Fsas Group's business performance during the Interim Period, the interim dividend payment by the Company, and the Company's business outlook and objectives for the future.

3. A description of major services offered and recent projects undertaken by the Company, such as its menu of operations solutions service, outsourcing services for Mitsui Chemicals, Inc. and system development work for Japanese local governments.

4. Consolidated financial statements for the Interim Period, including interim balance sheets, statements of income and surplus and statements of cash flow (as compared with prior dates and periods); a listing of the Company's consolidated subsidiaries; a description of the Company's business segments; non-consolidated financial statements for the Interim Period, including interim balance sheets and interim statements of income (as compared with prior dates and periods).

5. Information relating to the Company's shares and its shareholders, including a list of the major shareholders and a breakdown of the types of entities constituting the Company's shareholders.

6. A profile of the Company, including information on the Company's incorporation, capital, number of employees, and members of the board and corporate auditors.

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* A procedural notice regarding election to receive notices of shareholder meetings in electronic form was also enclosed with the Interim Report.